Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

Scailex Receives Notice of Delisting from Nasdaq

Tel Aviv, Israel – September 11, 2006 Scailex Corporation Ltd. (NASDAQ & TASE: SCIX) announced today that it received notice from the staff of the Nasdaq Stock Market, Inc. on September 7, 2006 indicating that the Company’s ordinary shares will be delisted from The Nasdaq Global Market at the opening of business on September 18, 2006.

The notice stated that the staff of the Nasdaq Stock Market, Inc. believes that the Company no longer has an operating business and is therefore a “public shell”. The staff’s determination was based on Nasdaq Marketplace Rules 4300 and 4330(a)(3), which provide generally that Nasdaq may apply more stringent criteria to preserve and strengthen the quality and integrity of the Nasdaq Stock Market and grant Nasdaq discretionary authority over continued inclusion of securities in The Nasdaq Stock Market even though the securities meet all enumerated criteria for continued inclusion in Nasdaq or because Nasdaq deems it necessary to protect investors and the public interest.

The Company’s ordinary shares will continue to trade on the Tel Aviv Stock Exchange and, when delisted from the Nasdaq Global Market, the Company expects that they may become eligible thereafter for quotation on the OTC Bulletin Board and/or on the “Pink Sheets,” centralized quotation services that facilitate trading in unlisted securities. In any event, the Company will continue to be obligated to file periodic reports with the Securities and Exchange Commission, including Annual Reports on Form 20-F and periodic reports on Form 6-K.

Scailex Corporation Ltd.

Scailex Corporation Ltd.‘s shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scailex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) our absence of significant operations following the sale of the business of Scailex Vision and uncertainty as to our future business model and our ability to identify, evaluate and execute suitable business opportunities, (2) the fact that our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or PFIC, (3) changes in domestic and foreign economic and market conditions, (4) the impact of the Company’s accounting policies, (5) risks relating to pursuing strategic alternatives, (6) risks and uncertainties associated with the tax and accounting consequences of the sale of the business of Scailex Vision, (7) risks and uncertainties relating to the Company’s plans for its financial assets following the sale of Scailex Vision, (8) the fact that we may be deemed an “investment company” under the Investment Company Act of 1940 under certain circumstances (including as a result of the investments of assets following the sale of the operations of Scailex Vision), and/or the risk that we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an “investment company”, (9) risks and uncertainties resulting from the sale of approximately 50% of our outstanding share capital by our former two principal shareholders to an unaffiliated third party and the potential impact on the Company and our operations and strategies, (10) the impact of significant changes in our board of directors and management resulting from such sale, (11) risks associated with a delisting of the Company’s ordinary shares from Nasdaq and (12) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission, including without limitation, those set forth under such headings as “Risk Factors” and “Trend Information” in the Company’s Annual Report on Form 20-F. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Contact

Scailex Corporation Ltd.
Yahel Shachar
Chief Executive Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@Scailex.com